UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement.

On December 17, 2025, Check-Cap Ltd. (the “Company”) entered into a purchase agreement (the “Purchase Agreement”), with ARC Group International Ltd. (the “Investor”), pursuant to which the Company may, at its election, direct the Investor to purchase up to $30 million (the “Commitment Amount”) of the Company’s ordinary shares, subject to the terms and conditions of the Purchase Agreement (such shares to be purchased, the “Purchase Shares”).

The Company is under no obligation to issue any shares under the Purchase Agreement and retains sole discretion with respect to whether, when, and in what amounts any ordinary shares are sold. The Company may elect not to utilize the Purchase Agreement if it determines that market conditions or potential dilution would be unfavorable.

Pursuant to the Purchase Agreement, the Company is required to file a registration statement registering the resale of shares issued under the Purchase Agreement (the “Registrable Securities”) and to use its reasonable best efforts to have such registration statement declared effective. No sales may be made unless and until such registration statement is effective.

During the term of the Purchase Agreement, the Company may request advances (each, an “Advance”) by delivering an advance notice to the Investor. Each Advance is subject to limitations intended to align issuances with prevailing market liquidity, including a maximum amount equal to the lesser of (i) 75% of the average daily value traded of the Company’s common stock during the ten trading days immediately preceding the applicable advance notice, or (ii) $5,000,000, unless otherwise agreed by the parties.

The purchase price for shares issued pursuant to an Advance is determined by reference to recent market prices of the Company’s common stock, as set forth in the Purchase Agreement, and may reflect a discount to market prices. The Company retains the ability to refrain from requesting any Advance during periods when pricing or market conditions are deemed unattractive.

Each Advance is further subject to customary ownership and issuance limitations. The Investor may not beneficially own more than 9.99% of the Company’s outstanding common stock at any time, and the aggregate number of shares issued under the Purchase Agreement may not exceed 19.99% of the Company’s outstanding common stock as of the date of the Purchase Agreement, absent stockholder approval. These limitations are intended to prevent investor concentration and to limit issuances without stockholder approval.

In consideration for the Investor’s commitment, the Company issued 267,857 shares of common stock as a commitment fee, having an aggregate value of $450,000. The Commitment Fee Shares were deemed fully earned on the date of the Purchase Agreement.

The Purchase Agreement has a term of 36 months and may be terminated by the Company upon five trading days’ prior written notice, provided that no Advance is outstanding and all amounts payable under the Purchase Agreement have been satisfied. Accordingly, the Company maintains the ability to discontinue use of the facility at its discretion.

The Company intends to use any net proceeds received under the Purchase Agreement for working capital and general corporate purposes.

Unregistered Sales of Equity Securities

The securities issued or that may be issued by the Company to the Investor under the Purchase Agreement were offered and sold in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D thereunder. In the Purchase Agreement, the Investor represented to the Company, among other things, that it is an “accredited investor” as defined in Rule 501(a) of Regulation D.

Accordingly, the securities issued or that may be issued and sold to the Investor under the Purchase Agreement have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company.

Appointment of New Independent Registered Public Accounting Firm

On December 19, 2025, the Audit Committee of the Board of Directors of Check-Cap Ltd. (the “Company”) approved the appointment of BCRG Group (“BCRG”) as the Company’s new independent registered public accounting firm, to replace the Company’s former independent registered public accounting firm, RBSM LLP, effective as of such date. BCRG has been engaged to review the Company’s interim financial statements for the six-month period ended June 30, 2025, and to serve as the Company’s independent registered public accounting firm for all audit and review services for subsequent periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim Chief Executive Officer

Date: December 22, 2025

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